Exemption file number 82-4953

Heineken NV

02 FEB 26 AM 8:30

02015462

P.O. Box 28, 1000 AA Amsterdam
The Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 523 92 39
fax: +31 (0)20 626 35 03

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

direct phone	our reference	your reference	date
+31 20 5239591			February 1, 2002

SUPPL

Dear Sir/Madam,

Attached please find a publication of Heineken NV dated February 1, 2002.
This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV.

Yours sincerely,

J.C. van de Merbel
Director Investor Relations

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Encl.

dlw 3/7

Amsterdam, 1 February 2002

Heineken gains a foothold in Russia by acquiring Bravo International

Heineken is pleased to announce that it has signed an agreement to acquire Bravo International, a Russian brewery. With this acquisition Heineken gains a foothold in the expanding beer market in Russia. The transaction is valued at a maximum amount of USD 400 million provided volume and price targets are met in the next twelve months.

Having had export operations in Russia since the early eighties Heineken has taken the first step towards achieving a broad market position in Russia. On one hand it has acquired well-positioned local mainstream brands and on the other, a brewery which offers the possibility to brew Heineken locally. Since Russia has very high import duties the Heineken brand will have a competitive advantage in the Russian premium market when it is brewed in the country itself.

The Russian beer market has doubled over the last three years and has reached a total volume of over 60 million hectolitres in 2001. Further growth of the market is expected to rank Russia in the top 5 global beer markets in a few years time. With this acquisition Heineken will gain a strong starting position to grow rapidly in Russia.

The Bravo International brewery, based in St Petersburg, started in 1999 and is the fastest growing brewer in the country. The brewery has a production capacity of 5 million hectolitres. Having been in business for only three years, Bravo has already gained a 17% market share in the St Petersburg region and a 7% market share in the Moscow region. Bravo International produces three brands: the mainstream brand Ohota, the upper-mainstream brand Botchkarov and the Löwenbrau brand which is brewed under licence. In 2001 Bravo sold a volume of 2.5 million hectolitres beer and 400,000 hectolitres mixed drinks. For 2002 a beer volume is expected of 4 million hectolitres. For further information regarding Bravo International: www.botchkarov.ru/eng/

Furthermore, with this transaction Heineken has taken an important step in further realising an optimal balance between its activities in stable, mature markets and those in fast growing developing markets.

Heineken and the founders of Bravo will jointly continue to develop Bravo's mixed drinks in a separate company.

Heineken will finance this acquisition from its available resources. The transaction is subject to regulatory approval and is expected to close in the first quarter of 2002. It is expected that this acquisition will have a positive effect on the net profit per share in 2002.

Editorial information:

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in more than 170 countries and the company owns over 110 breweries in more than 50 countries. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand and through a carefully selected combination of broad and segment leadership positions. In 2000 net turnover amounted to EUR 8.1 billion and net profit to EUR 621 million. Heineken employs over 40,000 people. For further information regarding Heineken N.V.: www.heinekencorp.com

Press enquiries:
Manel Vrijenhoek
Telephone: +31 20 5239 355

Investor and analyst enquiries:
Jan van de Merbel
Telephone: +31 20 5239 591